Exhibit 1.01

Conflict Minerals Report

This report is the Conflict Minerals Report of Barnes & Noble, Inc. (the “Company”) for the reporting period January 1, 2015 to December 31, 2015 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 and associated guidance issued by the Securities and Exchange Commission. In this Conflict Minerals Report, unless otherwise specified or unless the context otherwise requires, references to “Barnes & Noble,” “B&N,” “Company,” “we,” “us” or “our” refer to Barnes & Noble, Inc., and its consolidated subsidiaries.

Overview of Due Diligence

In 2013, the Company established a task force responsible for the process of reporting conflict minerals usage in accordance with the rules adopted by the Securities and Exchange Commission (the “SEC”) pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Rule”). Prior to filing its initial 2013 calendar year Form SD, the Company adopted Standard Operating Procedures, updated from time to time, to address the Rule and posted a conflict minerals policy on its Vendor and Product Compliance Requirements page on www.barnesandnobleinc.com, on which it also maintains a grievance mechanism that is available internally and externally to report concerns, including those related to conflict minerals. The Company also established the expectation, including contractual obligations or specialized vendor certifications, that suppliers would obtain information from their supply chains regarding entities that process necessary conflict minerals and provide that information to us using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (the “Conflict Minerals Template”), which includes questions regarding the smelter, refiner, recycler or scrap processor of necessary conflict minerals and location or mine of origin for such minerals.

The Company designed its due diligence measures to conform with the internationally recognized due diligence framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (collectively, the “OECD Guidance”), taking into account its facts and circumstances, particularly its position in the minerals supply chain, and the OECD recommendations for downstream actors with no direct relationships to smelters or refiners. The OECD Guidance distinguishes between “upstream” and “downstream” actors. Upstream refers to the minerals supply chain from the mine to the smelter or refiner, and upstream companies include miners, local traders or exporters, international concentrate traders, and mineral re-processors. Downstream refers to the minerals supply chain from smelters and refiners to retailers and includes companies like B&N; it also includes metal traders, component manufacturers, product manufacturers, original equipment manufacturers and retailers.

The Company is a purchaser of completed products and is many steps downstream in the minerals supply chain from smelters and refiners. The Company does not purchase raw ore or unrefined conflict minerals. Smelters and refiners are the consolidation points for raw ore and the OECD Guidance allocates to them the obligation to conduct due diligence on the source and chain of custody of the origin of raw ore.

To commence the compliance process for its 2015 calendar year obligations, the Company risk-assessed all products manufactured or contracted to be manufactured by the Company in order to identify products in scope. The Company determined that certain minerals which are identified as conflict minerals in the form of gold and the derivatives tin, tantalum, and tungsten (collectively, “3TG”) were contained in and necessary to the functionality or production of certain products in its NOOK® product line manufactured by the Company or contracted by the Company to be manufactured (“necessary conflict minerals”). These necessary conflict minerals are “in scope” for these purposes, and are required to be reported for the calendar year ending 2015. The Company identified three direct suppliers for these necessary conflict minerals as being within the scope of its reasonable country of origin inquiry (“RCOI”). The Company conducted, in good faith, a RCOI for 2015 that was reasonably designed to determine whether any of the necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or were from recycled or scrap sources. Our RCOI is discussed below in further detail.

With respect to our 2015 products containing necessary conflict minerals, we know or have reason to believe that some of the necessary conflict minerals originated or may have originated in the Covered Countries. Further, we know or have reason to believe that these necessary conflict minerals may not have been derived entirely from recycled or scrap sources. Accordingly, due diligence on the source and chain of custody of conflict minerals was performed on these necessary conflict minerals as prescribed by the OECD Guidance and mandated by the Rule. Our conflict minerals due diligence program is discussed below in further detail.

NOOK® Product Line Overview

In 2015, the Company’s in-scope products were comprised solely of certain NOOK® products, including e-reader devices and related accessories. These products were manufactured on behalf of the Company. As such, we have limited influence over or direct information about the manufacturing process of these products and must rely on the information provided to us by our suppliers in identifying the source and chain of custody of any conflict minerals contained in these products. Therefore, our efforts to determine the facilities used in the production of the conflict minerals, their country of origin and the mine or location of origin of the conflict minerals was limited to the information that we obtained from our suppliers during our RCOI and due diligence processes, as described below.

Reasonable Country of Origin Inquiry

The Company performed a RCOI to determine whether any of the necessary conflict minerals originated from the Covered Countries, or are from recycled or scrap sources. Direct suppliers of in-scope NOOK® products were provided with and asked to return a completed Conflict Minerals Template, with the expectation that suppliers would obtain information from their supply chains regarding entities that process necessary conflict minerals and provide that information to us. The Company received completed Conflict Minerals Templates from these direct suppliers. The Conflict Minerals Template was certified and signed by an appropriate signatory of each supplier’s organization. Responses to the Conflict Minerals Template from suppliers were analyzed and reviewed for completeness, consistency, and reasonableness.

Based on this RCOI, the Company knows or has reason to believe that some of the necessary conflict minerals originated or may have originated in the Covered Countries and that these minerals may not have been derived entirely from recycled or scrap sources. As such, the Company exercised due diligence on the sources and chains of custody of these minerals.

Due Diligence Measures Performed

In calendar year 2015, the Company engaged a new original device manufacturer of NOOK® devices (the “ODM”). The Company provided guidance to the ODM to train the ODM on the importance of conducting due diligence on its supply chain. For example, the ODM was encouraged to complete its Conflict Minerals Template on the product scope basis, as described below, and to encourage relevant suppliers to use only smelters listed on the CFSI approved list or from recycled resources. The ODM was further encouraged to timely send the Conflict Minerals Template to all relevant suppliers in order to obtain a high response rate and to ensure that such suppliers identify all smelters used.

The Company undertook additional inquiries to attempt to evaluate the veracity of certain suppliers’ responses. These suppliers provided further clarification in response. In some cases, supplier responses to the Conflict Minerals Template were revised.

Most suppliers responded to the Conflicts Minerals Template using the “product scope”, as requested, and as opposed to the “company scope,” meaning, they reported on the products supplied to the Company only as opposed to all products manufactured by the supplier for all of its customers. Any supplier that responded to the Conflicts Minerals Template using the “company scope” was requested to revise its Conflict Minerals Template using the “product scope” so as to eliminate information received about products not produced for the Company.

Most, but not all, suppliers’ responses indicated that they had received conflict minerals data or information from all relevant sub-suppliers of 3TG. The Company encouraged suppliers to ensure that 100% of their relevant sub-suppliers respond to the Conflict Minerals Template going forward, to the extent applicable. In addition, suppliers’ responses indicated that they had identified all of the smelters they and their relevant suppliers use to supply the products included within, and that all applicable smelter information received by their company had been reported in, their Conflict Minerals Template response. The Company encouraged suppliers to ensure that all smelters be identified and all applicable smelter information be reported.

The Company further encouraged the ODM to encourage its suppliers to adopt a conflict-free supply chain and informed them that failure to provide a completed Conflict Minerals Template may affect future sourcing decisions.

Due Diligence Results

In calendar year 2015, necessary conflict minerals supplied to the Company did originate in part from the Covered Countries. In addition, our suppliers provided hundreds of smelter or refiner names. Although the majority of these smelters or refiners are on the CFSI approved smelter list, due to our limited access to information about the source and chain of custody of any conflict minerals contained in our suppliers’ products we were unable to trace the precise source of such minerals purchased for products that were manufactured on our behalf. Accordingly, we have little, if any, information to disclose in respect of the “conflict” status of these minerals, or the mines or locations of origin of these minerals.

In reviewing suppliers’ responses, the Company learned that all of its in-scope suppliers

•	confirmed that they have a policy in place that addresses conflict minerals sourcing,

•	require their direct suppliers to be DRC conflict-free,

•	collect conflict minerals due diligence information from their suppliers which is in conformance with the IPC-1755 Conflict Minerals Data Exchange standard, and

•	review due diligence information received from their suppliers against their own expectations.

Moreover, a majority of the in-scope suppliers confirmed that they

•	have a conflict minerals sourcing policy publicly available on their website,

•	require their direct suppliers to source from smelters validated by an independent private sector audit firm,

•	have implemented due diligence measures for conflict-free sourcing,

•	request smelter names from their suppliers, and

•	include corrective action management in their review process.

None of the Company’s direct suppliers responding to the Conflict Minerals Template are themselves subject to the disclosure requirements of the Rule.

Risk Mitigation/Future Due Diligence Measures

The Company has outlined Standard Operating Procedures that describe steps to be taken to mitigate the risk that its necessary conflict minerals benefit armed groups in the DRC or adjoining countries. Our conflict minerals task force will continue to collaborate with internal audit to improve our procedures and identify gaps in our processes, if any. We will continue to update these Standard Operating Procedures as necessary to improve systematic processes in our scoping process and other procedures. We have also established a grievance mechanism as outlined in our Vendor and Product Compliance Requirements page on www.barnesandnobleinc.com. We contemplate that any new supplier contracts for NOOK® products will include language responsive to the Company’s conflict minerals expectations. Improved due diligence will focus on enhancing guidance for any suppliers of NOOK® products.

Forward-Looking Statements

This Conflict Minerals Report contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to Barnes & Noble that are based on the beliefs of the management of Barnes & Noble as well as assumptions made by and information currently available to the management of Barnes & Noble. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will,” “forecasts,” “projections,” and similar expressions, as they relate to Barnes & Noble or the management of Barnes & Noble, identify forward-looking statements. The principal forward-looking statements in this report include our expected refinements to our conflict minerals compliance program.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. The most important factors which could cause our actual results to differ from our forward-looking statements are (a) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the Covered Countries, the United States or elsewhere, and (c) those factors set forth in our description of risk factors in Item 1A to our Form 10-K for the fiscal year ended May 2, 2015, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to Barnes & Noble or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. Barnes & Noble undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this communication.